Exhibit 99. 1

CHINAEDU CORPORATION ANNOUNCES COMPLETION OF MERGER

BEIJING, China, April 23, 2014 – ChinaEdu Corporation (NASDAQ: CEDU) (the “Company”), a leading online educational services provider in China, today announced the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated December 31, 2013 (the “Merger Agreement”), by and among the Company, ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Holdings.

Under the terms and conditions of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on April 18, 2014, each of the Company’s ordinary shares, par value $0.01 per share (the “Shares”) (including Shares represented by American depositary shares (“ADSs”)) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive $2.33 per Share or $7.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) all Shares owned immediately prior to the effective time of the merger by Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (the “Rollover Shareholders”), which were subject to a contribution agreement whereby such shareholders agreed to contribute such Shares (except, in the case of McGraw-Hill Global Education Intermediate Holdings, LLC, limited to 3,377,336 Shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares, in accordance with the contribution agreement, were exchanged for the right to subscribe for the ordinary shares of Holdings, (b) Shares and ADSs beneficially owned immediately prior to the effective time of the merger by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to The Bank of New York Mellon (“BNY Mellon”) and reserved for future grants under the Company’s 2010 Equity Incentive Plan, and (c) Shares owned by shareholders who have validly exercised and perfected and not effectively withdrawn or lost their appraisal or other rights pursuant to Section 238 of the Cayman Companies Law, as amended. The Company did not receive any notice of objection from any shareholder prior to the time of the extraordinary general meeting.

Registered holders of Shares and ADSs entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates or the certificates evidencing their ADSs (as applicable), respectively, in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment of the merger consideration will be made to surrendering ADS holders as soon as practicable after BNY Mellon, the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on NASDAQ to be suspended beginning on April 24, 2014. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About ChinaEdu Corporation

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions are included in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 8418-7301
E-mail: simon@chinaedu.net